

06006962

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

AB 3/29/06 ✗

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 015648

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING ___01/01/05___ AND ENDING ___12/31/05___
                                      MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Robeco Securities, L.L.C.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

909 Third Avenue, 31st Floor
_____
(No. and Street)

New York   New York   10022
(City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Matthew J. Davis   212-908-0459
                                              (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ernst & Young LLP
_____
(Name – if individual, state last, first, middle name)

5 Times Square   New York   New York   10036
(Address)   (City)   (State)   (Zip Code)

CHECK ONE:

☒ Certified Public Accountant

☐ Public Accountant

☐ Accountant not resident in United States or any of its possessions.

PROCESSED
JUN 08 2006
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, _____Matthew J. Davis_____ , swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of _____Robeco Securities, L.L.C._____ , as of _____December 31_____ , 20 _05_____ , are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____

_____

Geraldine T. Hunt
Notary Public, State of New York
Registration #01HU5085589
Qualified in Richmond County
My Commission Expires Sept. 29, *2009*

_____
Signature

_____
Chief Financial Officer
Title

_____
Notary Public

This report ** contains (check all applicable boxes):
- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

STATEMENT OF FINANCIAL CONDITION

Robeco Securities, L.L.C. (a Limited Liability Company)

As of December 31, 2005
with Report of Independent Registered Public Accounting Firm

Robeco Securities, L.L.C.
(a Limited Liability Company)

Statement of Financial Condition

December 31, 2005

Contents


REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Member of
   Robeco Securities, L.L.C.

We have audited the accompanying statement of financial condition of Robeco Securities, L.L.C. (the "Company") as of December 31, 2005. This statement of financial condition is the responsibility of the Company's management. Our responsibility is to express an opinion on this statement of financial condition based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. We were not engaged to perform an audit of the Company's internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition, assessing the accounting principles used and significant estimates made by management, and evaluating the overall statement of financial condition presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Robeco Securities, L.L.C. at December 31, 2005, in conformity with accounting principles generally accepted in the United States.

Ernst + Young LLP

February 24, 2006

Robeco Securities, L.L.C.
(a Limited Liability Company)

Statement of Financial Condition

December 31, 2005

Assets

Cash	$ 658,990
Receivable from affiliates	2,067,538
Other assets	65,280
Total assets	$ 2,791,808

Liabilities and Member's Equity

Payable to parent	$ 328,206
Sales commissions	93,496
Total liabilities	421,702
Member's equity	2,370,106
Total liabilities and member's equity	$ 2,791,808

See accompanying notes.

Robeco Securities, L.L.C.
(a Limited Liability Company

Notes to Statement of Financial Condition

December 31, 2005

1. Organization

Robeco Securities, L.L.C. (the "Company"), a Delaware limited liability company, was formed on May 21, 2004 as a wholly-owned subsidiary of Robeco USA, Inc. (the "Parent"). The Company was established as a limited purpose broker-dealer under the Securities Exchange Act of 1934 for the purposes of having registered sales representatives provide their services to Boston Partners Asset Management, L.L.C., Robeco-Sage Capital Management, L.L.C., and Robeco USA, L.L.C., all of which are wholly-owned subsidiaries of the Parent and affiliates of the Company. The Company succeeded the broker-dealer business of its affiliate, Robeco USA, L.L.C. As of June 8, 2005, the National Association of Securities Dealers, Inc. approved the Company's application for a limited purpose broker-dealer.

2. Significant Accounting Policies

The following is a summary of the significant accounting policies followed by the Company in the preparation of its statement of financial condition.

Placement fees are accrued when earned in accordance with the terms of the underlying agreements between the Company and the various funds managed by the Company's affiliates and for which the Company acts as placement agent.

The preparation of the statement of financial condition in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect amounts reported in the statement of financial condition and accompanying notes. Management believes that the estimates utilized in preparing its statement of financial condition are reasonable. Actual results may differ from those estimates.

3. Related Party Transactions

The Company receives a certain allocation of revenue attributable to commissionable sales of securities in accordance with placement agent agreements entered in to between the Company and various hedge funds, funds of funds or mutual funds managed by the Company's affiliates. At December 31, 2005, the Company was owed $1,865,831 and this amount is included in receivable from affiliates in the statement of financial condition.

Robeco Securities, L.L.C.
(a Limited Liability Company

Notes to Statement of Financial Condition (continued)

3. Related Party Transactions (continued)

Also included in receivable from affiliates are reimbursable payments amounting to $201,707 relating to certain commission and solicitation payments made by the Company on behalf of its affiliate, Robeco USA, L.L.C.

The Company is charged for administrative services by its Parent based upon agreed upon allocation methodologies. Such services consist of legal, compliance, accounting and executive administration. The Company owed its Parent $277,081 at December 31, 2005. These amounts are included in payable to parent in the statement of financial condition.

Also included in payable to parent are commission payments paid by the Parent on behalf of the Company amounting to $51,125. Such amount will be reimbursed by the Company.

4. Sales Commissions
Included in sales commissions are sales commission payments to registered sales representatives. The Company does not directly employ any personnel, however, certain employees of the Company's affiliates are registered sales representatives of the Company for purposes of the sale and distribution of registered securities offered by the affiliates through the Company.

5. Income Taxes

The Company is a single member limited liability company and as such is disregarded as a separate entity from its Parent for Federal and state income taxes purposes.

6. Commitments and Contingencies

The Company is involved in litigation arising in the normal course of business. In the opinion of management, after consultation with legal counsel, the ultimate resolution of such litigation will not have a materially adverse effect on the Company's financial position.

7. Indemnifications

In the normal course of its business, the Company will indemnify the various funds managed by the Company's affiliates, for which the Company acts as placement agent, and/or the Company's affiliates, against loss, liability, claim, damage or expense, as incurred only with respect to statements or omissions made in reliance upon, and in conformity with, information furnished to the funds in writing by or on behalf of the Company for use in connection with offering documents or the annual or interim reports to investors. The maximum potential amount of future payments that the Company could be required to make under these indemnifications cannot be estimated. However, the Company believes that it is unlikely it will have to make material payments under these arrangements and has not recorded any contingent liability in the statement of financial condition for these indemnifications.

8. Net Capital Requirements

The Company is subject to the Securities and Exchange Commission (the "SEC") Uniform Net Capital Rule (Rule 15c3-1). The Company computes its net capital requirements under the Basic or Aggregate Indebtedness method of Rule 15c3-1 which requires the Company to maintain minimum net capital of the greater of 6 2/3% of Aggregate Indebtedness or $5,000. Advances to affiliates, repayment of subordinated borrowings, dividend payments, and other equity withdrawals are subject to certain notification and other provisions of the SEC Uniform Net Capital Rule or other regulatory bodies.

At December 31, 2005, the firm had net capital of $237,288, which was $209,175 in excess of the required net capital of $28,113.